Mail Stop 3561

      							August 3, 2005
Via Mail and Fax (3954-0001)
Mr. Soren Degn
Chief Financial Officer
EuroTrust A/S
Poppelgaardvej 11-13
2860 Soeborg
Denmark


	Re:	EuroTrust A/S
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 3, 2005


Dear Mr. Degn:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for Fiscal Year Ended December 31, 2004

Consolidated Statements of Operations; page F-5

1. In future periods, please revise your presentation to comply with
SAB Topic 11:B.


Note 7: Business Acquisitions and Divestitures; page F-23

2. Tell us in detail how you concluded that the divestitures of all of your related internet businesses disposed in 2003 and 2004 should not be classified as discontinued operations. In your response address EITF 03-13 and paragraph 42 of SFAS 144.

3. In your disclosure regarding the acquisition of Ideation House ApS, and the subsequent divestiture of InAphone A/S, it is unclear to us whether you have recorded a gain or loss on the divestiture. Explain to us your accounting for the sale of this subsidiary.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Dave Walz, Staff Accountant, at (202) 551-
3358
or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-
3835
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Soren Degn
EuroTrust A/S
August 3, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE